Mail Room 4561

August 10, 2006

Akhee Rahman
Eastern Services Holdings, Inc.
1221 Ocean Avenue #1202
Santa Monica, CA 90401

> Re: **Eastern Services Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on the Form SB-2**
> **Filed July 12, 2006**
> **File No. 333-128415**

Dear Ms. Rahman:

We have reviewed your amended registration statement and have the following comments. The page numbers referenced below correspond to the page numbers of the marked copy of the registration statement filed on EDGAR.

FORM SB-2/A

General

1.   Please revise the cover of your registration statement to provide the name and address of your Agent for Service.

2.   Please refer to prior comment 2 of our letter dated March 22, 2006. We note your response to previous comment 2 of our letter dated December 9, 2005, which stated your offering and the Grant Enterprises offering were not conducted together. However, in response to prior comment 2 of our letter dated March 22, 2006, you state Mr. Carrigan solicited investors to participate in both transactions "at the same time." As previously requested, tell us Mr. Carrigan's affiliation, if any, with the private company to whom Mr. Carrigan "introduced some of the same shareholders to," as referenced in your response to prior comment 2 of our letter dated December 9, 2005.

3.   Prior comments 5 and 8 from our letter dated March 22, 2006. We note your revised disclosure that Ms. Rahman served as Secretary and Director of Converge Global, Inc. from 2000 to 2002. However, Converge Global's Form 10-KSB for the fiscal year ended December 31, 2001 states that Ms. Rahman was Secretary

and Director from August 2000 until her resignation on February 17, 2001.
Please revise or advise.

<u>Security Ownership of Certain Beneficial Owners and Management, page 9</u>

<u>Description of Business, page 12</u>

4.   Please refer to prior comment 12 of our letter dated March 22, 2006. We note the revision in your prospectus in response to parts of our previous comment. However, we continue to believe that you should revise your disclosure to discuss the cyclical nature, if any, of the services you provide. For example, you state that the State of Nevada audits casinos and other properties for sales and use tax purposes every four years. Does this limit your ability to provide sales and use tax liability services to customers to every four years? Revise to state if any of your other services have similar cyclical features. Revise also to clarify whether Mr. Carrigan provides all your services or if you use contractors/consultants to provide certain services as suggested in MD&A. See Item 101(b)(2). Finally, on page 15 you disclose that you create "welfare benefit trusts" in addition to your tax liability services. If this is a service you provide, revise your disclosure to describe that service here.

5.   Please refer to prior comment 13 of our letter dated March 22, 2006. We note from your response to our prior comment that you have three engagements that currently account for one-third of your revenues. Given that you had no revenues in the quarter ended March 31, 2006, your disclosure is unclear. Are these the only three engagements on which your employees are currently working? For what period did these clients account for one-third of your total revenues? Given your disclosure that a majority of your revenues are based on the percentage decrease in assessed tax liability, tell us how your revenues from these three engagements can be the same. Revise to clarify this disclosure here and throughout the prospectus.

<u>Management's Discussion and Analysis or Plan of Operation, page 14</u>

6.   Please refer to prior comment 15 of our letter dated March 22, 2006. We note your revised disclosure on page 17 in response to our prior comment. Revise to quantify your disclosure on the anticipated costs to being a publicly reporting company.

<u>Liquidity and Capital Resources, page 16</u>

7.   We note your response to prior comment number 4 in our letter dated March 15, 2006. Revise your filing to update for the financial information.

8.   Please refer to prior comment 16 of our letter dated March 22, 2006. You disclose that you "anticipate that future revenue will be sufficient to cover budgeted operating expenditures and offering expenses for the next twelve months" from the date of the prospectus and that you "anticipate that [you] will need $50,000 to cover such expenses," which you currently have in your cash reserves. It appears from this disclosure that you are including anticipated, but not necessarily committed, revenues in future periods in your evaluation of your ability to fund your business operations for the next twelve months. As previously requested, revise to state whether or not your cash reserves plus contractually committed capital is sufficient to fund your planned business operations for a period of no less than twelve months from the date of the prospectus.

Results from Operations

Three Months Ended March 31, 2006 Compared to the Nine [sic] Months Ended March 31, 2005, page 17

9.   Revise to state the basis for your expectation of revenues from your existing client base in the third quarter of this year. Do you expect to recognize any revenues in the second quarter of 2006?

10.   Revise to quantify the reasons for your changes in results of operations. For example, you state that the increase in General and Administrative expense was attributable to "some additional administrative expenses such as payments to the Secretary of State and an increase in auto expense." Revise to quantify the material factors that resulted in this increase; how much were the payments made to the Secretary of State and what was the amount of increase in auto expense?

Certain Relationships and Related Transactions, page 18

11.   Please refer to prior comment 21 of our letter dated March 22, 2006. We were unable to locate any new exhibits filed as part of this amendment to the registration statement. Please file this exhibit with your next amendment.

12.   We note your statement that an unsecured demand note was paid in full to Mr. Carrigan as of December 31, 2005. However, your disclosure on page 16 states that an unsecured demand note payable in the amount of $3,078 was due and that

you expect to retire "any" loans during 2006. Please reconcile and revise to disclose all outstanding loans, if any, and their material terms.

Available Information, page 21

13.   Revise to remove the disclaimer that the statements you have made in the prospectus are qualified in their entirety by reference to additional materials (i.e., the exhibits to the registration statement), as investors are entitled to rely on all information contained in the prospectus.

Consolidated Financial Statements as of March 31, 2006

Updating of Financial Statements

14.   If your registration statement is not declared effective on or before August 14, 2006, please update your financial statements for the period ending June 30, 2006, pursuant to the requirements of Rule 310(g) of Regulation S-B.

15.   We note your response to prior comment number 9 in our letter dated March 15, 2006. Tell us where you refer to instruction (2) of Item 310(b) of Regulation S-B in your filing. In the alternative, revise your filing to disclose such information. Further, as requested in prior comment number 41 in our letter dated December 9, 2005, revise the headings to the footnotes to clearly mark each page as "unaudited."

Notes to the financial statements

Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

16.   We note your response to prior comment number 12 in our letter dated March 15, 2006. As previously requested, your policy disclosure should clearly indicate that all the criteria of SAB Topic 13 have been satisfied when revenue is recognized. Your revenue footnote disclosures appear to still be missing important judgments as to appropriateness of principles relating to recognition of revenue. Refer to paragraph 12 of APB Opinion No. 22. Further, you should clearly describe the terms of arrangements and the timing of revenue recognition. Consider including the same information that you provide in response to prior comment number 13 in our letter dated March 15, 2006 into the footnote disclosure.

17. We note that you revised the 2004 Balance Sheet to show both the accounts receivable and allowance for doubtful accounts in the amount of $149,280. Tell us when the related revenue was recognized and describe the basis for your conclusion that collection was reasonably assured at the time of recognition. Indicate when you determined that the receivables were no longer collectible. In this regard, tell us why you believe that the revenue should not be reversed instead of recording a bad debt provision.

18. Tell us whether you provide a guarantee or indemnification to your customers if a tax position is rejected by tax authorities. Indicate whether the customers can recover the 50% savings fee they paid to your company for tax advice. Tell us how you considered the provisions of SFAS 5 and FIN 45 in determining that your accounting is proper and disclosures are adequate. Further, tell us if any tax savings realized by your customers based on your tax advice can be subsequently revoked by the tax authorities.

Earnings Per Share, page F-7

19. We note your response to prior comment number 16 in our letter dated March 15, 2006. As previously requested, revise the presentation in your interim financial statements to include a line item within your Statements of Operations for "basic and diluted" earnings per share, as opposed to your current presentation of "basic" earnings per share. We again refer you to paragraph 36 of SFAS 128.

Income Taxes, page F-7

20. We note your response to prior comment number 18 in our letter dated March 15, 2006. Your revised disclosures do not appear to comply with all of the requirements outlined in paragraphs 43 through 49. Explain why management believes the current disclosures are appropriate by addressing in your response each of the required disclosures outlined in paragraphs 43 through 49 and how specifically the Company has complied with them.

Stockholders Equity, page F-7

21. We note that the option agreement with a company officer does not require payment for the exercise until the officer sells these common shares. Tell us how you consider the payment provision in accounting for these options as an equity instrument instead of as a liability. Refer to paragraph 28 of SFAS 123(R). We may have further comment.

Part II
Item 28. Undertakings

22.   Please refer to prior comment 26 from our letter dated March 22, 2006. We note your inclusion of all the undertakings applicable to an issuer relying on Rule 430A, 430B, and 430C. You should determine which rule is applicable to the offering being made pursuant to this registration statement and include only the undertaking applicable to that rule. In this regard, please note that Rule 430B is not applicable to this offering.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jason Niethamer at (202) 551-3855 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin
        Anslow & Jaclin, LLP
        Telephone: (732) 409-1212